Mail Stop 3233
                                                           August 14, 2018


Via e-mail
Mr. Daniel J. D'Arrigo
Chief Financial Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

       Re:    MGM Resorts International
              Form 10-K for the year ended December 31, 2017
              Form 10-Q for the quarterly period ended March 31, 2018 Filed March 1, 2018 and May 7, 2018, respectively
              File No. 001-10362

Dear Mr. D'Arrigo:

        We have reviewed your July 13, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our July 6, 2018 letter.

Form 10-Q for the quarterly period ended March 31, 2018

Financial Statements

Note 2 Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 7
   1. We note that you disclose REVPAR, which includes complimentaries for rooms. You also disclose table games and slots win, which excludes all complimentaries. Please tell us your consideration as to whether disclosure of complimentaries by category (e.g., rooms, food and beverage) is material and the basis for your determination in light of
 Daniel J. D'Arrigo
MGM Resorts International
August 14, 2018
Page 2

       these other disclosures. Such disclosure may occur in MD&A or in the financial statement footnotes pursuant to ASC 606-10-50-5.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-
551-3856 with any questions.


                                                         Sincerely,

                                                         /s/ Shannon Sobotka

                                                         Shannon Sobotka
                                                         Staff Accountant
                                                         Office of Real Estate
                                                         & Commodities